SERVICE TEAM INC.
18482 Park Villa Place
Villa Park, California 92861
(714) 538-5214         FAX (714) 538-3146
Cashmanrob@aol.com

January 31, 2013

VIA EDGAR AND E-MAIL

Ms. Anne Nguyen Parker
Branch Chief
United States Securities &
Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	SERVICE TEAM INC. REGISTRATION STATEMENT ON FORM S-1/A FILE NO. 333-184258

Dear Ms. Parker:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Service Team Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of 3,000,000 shares of its Registration Statement on Form S-1/A (File No. 333-1842580) originally filed with the Securities & Exchange Commission (the “Commission”) on October 2, 2012,  and subsequently amended on November 20, 2012 and December 18, 2012,  together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the remaining unsold 3,000,000 shares of the Registration Statement.  Please fax or e-mail a copy of the order to the undersigned at:

(714) 538-3146 or Cashmanrob@aol.com  with a copy to the Company’s outside legal counsel, Dennis Brovarone, Fax (303) 466-4826 or Dbrovarone@aol.com   in accordance with Rule 457 (p) under the Securities Act, the Company requests that any fees paid to the Commission subject to refund in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (714) 538-5214 or Dennis Brovarone at (303) 466-4092.

Very truly yours, /s/ Robert L. Cashman Robert L. Cashman Service Team Inc. Chairman and Secretary